July 2014 Pricing Sheet dated July 25, 2014 relating to Preliminary Terms No.171 dated July 18, 2014 Registration Statement No. 333-177923 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due July 28, 2017
Based on the Performance of the Ordinary Shares of Michael Kors Holdings Limited
Principal at Risk Securities

PRICING TERMS — July 25, 2014
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Ordinary shares of Michael Kors Holdings Limited
Aggregate principal amount:	$10,173,550
Early redemption:
If, on any determination date (other than the final determination date), the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:
•  If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2625 (2.625% of the stated principal amount) per security on the related contingent payment date.
•  If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:
October 27, 2014, January 26, 2015, April 27, 2015, July 27, 2015, October 26, 2015, January 25, 2016, April 25, 2016, July 25, 2016, October 25, 2016, January 25, 2017, April 25, 2017 and July 25, 2017, subject to postponement for non-trading days and certain market disruption events.  We also refer to July 25, 2017 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final stock price is less than the downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date
Cash value:
The amount in cash equal to the product of (a) $10 divided by the initial stock price and (b) the closing price of one share of the underlying stock on the final determination date, subject to adjustment in the event of certain corporate events affecting the underlying stock

Exchange ratio:	0.12326, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$56.791, which is equal to 70% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Initial stock price:	$81.13, which was the closing price of the underlying stock on the pricing date divided by the adjustment factor
Final stock price:	The closing price of the underlying stock on the final determination date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	July 25, 2014
Original issue date (settlement date):	July 30, 2014
Maturity date:
July 28, 2017, subject to postponement in the event of certain market disruption events and as described under “Description of Securities — Payment at Maturity” in the accompanying product supplement no. MS-4-I

CUSIP/ISIN:	481246676 / US4812466765
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per security	$10.00	$0.225	$9.775
Total	$10,173,550.00	$228,904.875	$9,944,645.125
(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)
JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.225 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC.  See “Underwriting (Conflicts of Interest)” beginning on page PS-63 of the accompanying product supplement no. MS-4-I.

The estimated value of the securities on the pricing date as determined by JPMS was $9.684 per $10 stated principal amount security.  See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information about the Securities” in the accompanying preliminary terms.
Preliminary terms no. 171 dated July 18, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214005481/e59705fwp.htm
Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.